UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-36396

LEJU HOLDINGS LIMITED

Level G, Building G, No.8 Dongfeng South Road,

Chaoyang District, Beijing 100016

The People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F        ☒        Form 40-F       ☐

Leju Holdings Limited Receives Delisting Notice from the New York Stock Exchange

On April 11, 2024, Leju Holdings Limited (the “Company”) was notified by the New York Stock Exchange (“NYSE”) that the staff of NYSE Regulation has determined to commence proceedings to delist the American depositary shares (“ADSs”) of the Company, each representing ten (10) ordinary shares of the Company, from the NYSE. Trading in the Company’s ADSs was suspended after the market close on the NYSE on April 11, 2024.

The Company is currently below compliance with Section 802.01B of the NYSE Listed Company Manual since the Company has a total market capitalization of less than $50 million over a 30 trading-day period and a stockholders’ equity of less than $50 million. NYSE Regulation reached its decision to delist the Company’s ADSs pursuant to Section 802.03 of the NYSE Listed Company Manual.

The Company has a right to a review of this determination by a Committee of the Board of Directors of the NYSE. The NYSE will apply to the Securities and Exchange Commission (the “SEC”) to delist the Company’s ADSs upon completion of all applicable procedures, including any appeal by the Company of the NYSE Regulation staff’s decision.

The Company expects its ADSs to be eligible for quotation on an appropriate tier of the OTC Markets. This transition to the OTC Markets will not change the Company’s obligation to file annual reports and certain other reports with the SEC under the applicable federal securities laws. The Company cautions the reader to read this Form 6-K in its entirety and refer to the Company’s previous press releases and reports filed with the SEC, including the risks and uncertainties discussed therein, before making any investment decision.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Leju Holdings Limited

By	:	/s/ Li Yuan
Name	:	Li Yuan
Title	:	Chief Financial Officer

Date: April 11, 2024